Testing the Waters Materials Related to Series #SCARFACE

From the Rally App:

#SCARFACE

'83 SCARFACE AL PACINO TUXEDO (SCREEN-WORN)

THIS INITIAL OFFERING IS COMING SOON!

OFFERING AMOUNT: $20,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL SHARE

#SCARFACE | $20K

SIMILAR ASSET SALES | TRADING ON RALLY

Prices are not adjusted for inflation

0%
COMPARABLE ASSET VALUE CHANGE

0
TRANSACTIONS

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.

#SCARFACE | *Visuals*

"Push it to the Limit" has popped up in a Rick Ross song, episodes of Stranger Things and The Simpsons, as well as Grand Theft Auto III.

LAUNCH GALLERY ›

#SCARFACE | *Timeline*

Jan. 1930	Armitage Trail publishes a pulp novel called “Scarface,” inspired by the life of Al Capone.
Jan. 1932	Scarface is adapted into a feature film which would be commended for its realistic portrayal of violence and brutality.
Apr. 1940	Al Pacino is born in New York.
Jan. 1966	Pacino begins studying at the Actors Studio under the tutelage of Lee Strasberg, the inventor of what is referred to as the “Method Actor” approach.
Mar. 1972	The Godfather is released. Pacino stars as Michael Corleone in one of the greatest performances in cinematic history.

Coming Soon

RSE Archive, LLC, RSE Collection, LLC, and RSE Innovation, LLC (the “Issuers”) may from time to time distribute is "testing the waters" communications to gauge market demand from potential investors for an Offering under Tier 2II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the` “Commission”) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share” or ”Stock" refers to interests in a series of RSE Archive, LLC,` RSE Collection, LLC, and RSE Innovation, LLC. If an offering circular has been filed with the Commission in connection with the series described here, a copy of the most recent version of such offering circular may be obtained from the Chief Financial Officer of RSE Markets, Inc., the ultimate parent of each of the Issuers, at 250 Lafayette Street, 2nd Floor, New York, NY 10012, or by phone at 347-952-8058. For series of RSE Archive, LLC, the offering circular may be obtained at https://www.sec.gov/edgar/browse/?CIK=1768126; for series of RSE Collection, LLC, the offering circular may be obtained at https://www.sec.gov/edgar/browse/?CIK=1688804; and for series of RSE Innovation, LLC, the offering circular may be obtained at https://www.sec.gov/edgar/browse/?CIK=1812859. In addition, once filed, a copy of any such offering circular is included here under the “Legal” page accessible by clicking the document icon above. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website https://rallyrd.com for full terms & conditions. Full details and disclaimers on https://rallyrd.com/disclaimer.

DESCRIPTION OF SERIES AL PACINO SCARFACE TUXEDO

Investment Overview

•Upon completion of the Series #SCARFACE Offering, Series #SCARFACE will purchase a Al Pacino Screen Worn Tuxedo from Scarface for Series #SCARFACE (The “Series Al Pacino Scarface Tuxedo” or the “Underlying Asset” with respect to Series #SCARFACE, as applicable), the specifications of which are set forth below.

•Scarface is a 1983 film directed by Brian De Palma and written by Oliver Stone starring Al Pacino as the lead character. Based on a 1932 film by the same name — an adaptation of a 1930 pulp novel inspired by Al Capone — the film has since become a classic and is considered among the greatest films of all time.

•Al Pacino is considered one of the greatest actors of all time, having played the role of Michael Corleone in The Godfather, as well as multiple iconic roles in films such as Dog Day Afternoon, Scarface, Glengarry Glen Ross, and more. Pacino is one of the few in history to win the “Triple Crown of Acting,” which refers to a Tony, an Oscar, and an Emmy.

•The Underlying Asset is a Al Pacino Screen Worn Tuxedo from Scarface.

Asset Description

Overview & Authentication

•Al Pacino was born on April 25, 1940, in New York.

•In 1966, Pacino began studying at the Actors Studio under the tutelage of Lee Strasberg, the inventor of what is referred to as the “Method Actor” approach.

•Pacino found success on the stage with his Broadway debut "Does the Tiger Wear a Necktie?" for which he was awarded a Tony in 1969.

•Francis Ford Coppola cast Pacino in The Godfather (1972) as Michael Corleone, which is now remembered as one of the greatest performances in cinematic history. Pacino beat out contemporary actors including Robert Redford, Jack Nicholson, and Warren Beatty for the role.

•In 1930, a book titled “Scarface” was published by Armitage Trail as a fictionalized account of Al Capone’s life. The book would be adapted as a film in 1932. According to Britannica: “There were a number of notable gangster films before Scarface, but none were as realistic in their depiction of violence and brutality.”

•In April 1982, Variety Magazine announced Pacino and director Sidney Lumet were developing a remake of the 1932 film. Soon, De Palma replaced Lumet as the director. Originally, the film’s budget was around $13 million, though it would reach $37 million by the end of production.

•According to Variety: “The remake did OK at the box office, earning $66 million worldwide, but that was not enough to offset the big budget. Still, the picture gained followers in home video and beyond. In 1984, home vid execs said it was summer’s highest selling title — at $79.95 a pop. There were 100,000 videocassettes sold as of June 22, 1984, bringing in an estimated $5 million.”

•Scarface was released in December 1983.

•The “Push it to the Limit” scene from Scarface comes at a pivotal point in the film’s story after Pacino’s character Tony Montana kills drug lord Frank Lopez and becomes one of Miami’s most powerful drug dealers.

Notable Features

•The Underlying Asset is a Al Pacino Screen Worn Tuxedo from Scarface.

•The Underlying Asset is a 4-piece wedding suit ensemble, including “(1) jacket with wide, notched lapel, 2-waist flap pockets, 1-chest slash pocket, and button front closure, (1) pair of matching pants with "Al Pacino" handwritten in black permanent marker on the interior waist, (1) matching button front vest with 2-front pockets, and (1) white dress shirt with winged collar, French cuffs, and button front closure.”

•The Underlying Asset was worn by Al Pacino (as Tony Montana) in the film Scarface during the musical montage that features the song “Push it to the limit.”

Notable Defects

•The Underlying Asset exhibits minor production wear.

Details

Series Al Pacino Scarface Tuxedo
Memorabilia Type	Screen-Worn Tuxedo
Film	Scarface
Actor	Al Pacino
Year	1983
Condition	Very Good
Rarity	1 of 4
Authentication	Heritage Auctions
LOA	Costumer Tony Scarano

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Al Pacino Scarface Tuxedo going forward.